Exhibit 99.1
Qiao Xing Universal Telephone, Inc. to Release Certain Key Financial Data for 2006 Q1 Next Week and
to Provide More Comprehensive Quarterly Financial Reporting Starting 2006 Q3
     HUIZHOU, Guandong, China, June 22 /Xinhua-PRNewsiwre/—Qiao Xing Universal Telephone, Inc. today announced that it would release certain key financial data for the first quarter of 2006 next week and that starting from the third quarter of 2006 it would provide more comprehensive quarterly financial reporting. Quarterly reporting starting from 2006 Q3, like half-yearly reporting starting from 2006 H1, will consist of a consolidated balance sheet and a consolidated income statement with information about earnings per share.
     Wu Rui Lin, Chairman of XING, said, “We constantly seek ways to improve on our communication with the investor community, for which ‘transparency’ is our watchword.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to $356 million in 2005. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728’, and a model of multi-media PDA phone that enjoys 1000 hours stand by time, the ‘A100’. The Company has established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING has launched more than 120 models of mobile phones and has established more than 250 wholesales outlets and more than 350 after sales service centres in 31 provinces and municipalities. In indoor business area, XING currently distributes over 300 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. For its indoor phone segment, the Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.
SOURCE Qiao Xing Universal Telephone, Inc.
-0-           06/22/2006
/CONTACT: Rick Xiao, IR Director of XING, +86-752-282-0268, or rickxiao@qiaoxing.com /
/Web Site: http://www.cosun-xing.com /
(XING)